                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

              (RULE 13d-101 INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a))

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)*

                      Integrated Healthcare Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45821T 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     William E. Thomas, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 4, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)

                     (Page 1 of 6 Pages, Excluding Exhibits)

CUSIP No. 45821T 10 8                 13D                         Page 2 of 6

--------------------------------------------------------------------------------
1. Names of Reporting Persons.

     WILLIAM E. THOMAS
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions) N/A
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization UNITED STATES
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF          9,865,164 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           9,865,164 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 9,865,164 (1)
--------------------------------------------------------------------------------
12. Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11) 6.1% (1)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------

(1) The calculations contained on this page include 116,666 shares that may be acquired by Reporting Person within 60 days pursuant to a director stock option and assume 161,973,929 shares of Issuer's common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

CUSIP No. 45821T 10 8                 13D                         Page 3 of 6

         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Amendment No. 2 to
Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on July 12, 2007 and amended July 24, 2008 relating to the common stock of Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D, as amended (the "Schedule 13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         As previously described in Item 4 and Item 5(b) of the Schedule 13D, the shares of Issuer's common stock held by Reporting Person were subject to a limited irrevocable proxy in favor of Bruce Mogel ("Mogel"). However, effective November 4, 2008, the Reporting Person and Mogel terminated the proxy pursuant to the Proxy Termination Agreement attached as an exhibit hereto.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         (a) See Item 4 of the Schedule 13D, as amended and supplemented above. Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of up to 9,865,164 shares of common stock (see Items 3, 4 and 6), including 9,748,498 outstanding shares and 116,666 shares that Reporting Person may acquire within 60 days upon exercise of a stock option granted under Issuer's 2006 Stock Incentive Plan to Reporting Person in his capacity as a member of Issuer's board of directors. The 9,865,164 shares represent a beneficial ownership interest of approximately 6.1% of Issuer's common stock, as calculated pursuant to Rule 13d-3(a). The 9,748,498 outstanding shares currently owned by Reporting Person represent approximately 6.0% of Issuer's 161,973,929 outstanding shares.

         (b) Reporting Person has sole voting and dispositive power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a).

         (c) Reporting Person has not effected any transactions in the common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 and 5 of this Amendment.

CUSIP No. 45821T 10 8                 13D                         Page 4 of 6


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is amended to read as follows:

Exhibit       Description
-------       -----------

   1 Rescission, Restructuring and Assignment Agreement, dated as of January 27, 2005, by and among Issuer, Kali P. Chaudhuri, M.D., William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   2 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A No. 2 filed by Kali P. Chaudhuri, M.D. on March 10,
         2005)

   3 Form of Stock Purchase Warrant dated as of January 27, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-2 that is attached to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   4 Irrevocable Proxy dated as of July 2, 2007 by and between Bruce Mogel, as grantee, and Reporting Person, as grantor, and Amendment No. 1 dated July 11, 2007 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Bruce Mogel on July 12, 2007)

   5 Securities Purchase Agreement, dated effective as of July 18, 2008, among Issuer, Reporting Person, and Kali P. Chaudhuri, M.D. (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on July 21, 2008)

   6 Notice of Stock Option Award and Stock Option Award Agreement dated October 17, 2007 in favor of Reporting Person

   7 Proxy Termination Agreement dated as of November 4, 2008 by and between Bruce Mogel and Reporting Person

CUSIP No. 45821T 10 8                 13D                         Page 5 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     November 4, 2008
                                            ------------------------------------
                                                          (Date)

                                            /s/ William E. Thomas, an individual
                                            ------------------------------------
                                                        (Signature)

CUSIP No. 45821T 10 8                 13D                         Page 6 of 6


                        EXHIBITS ATTACHED TO THIS SCHEDULE 13D/A

Exhibit       Description
-------       -----------

   6 Notice of Stock Option Award and Stock Option Award Agreement dated October 17, 2007 in favor of Reporting Person

   7 Proxy Termination Agreement dated as of November 4, 2008 by and between Bruce Mogel and Reporting Person

EXHIBIT 6

                      INTEGRATED HEALTHCARE HOLDINGS, INC.

                            2006 STOCK INCENTIVE PLAN

                          NOTICE OF STOCK OPTION AWARD
                          ----------------------------

         GRANTEE'S NAME AND ADDRESS:        William E. Thomas
                                            ------------------------------------

                                            ------------------------------------

                                            ------------------------------------

         You (the "GRANTEE") have been granted an option to purchase shares of Common Stock of Integrated Healthcare Holdings, Inc. (the "COMPANY"), subject to the terms and conditions of this Notice of Stock Option Award (the "NOTICE"), the Company's 2006 Stock Incentive Plan, as amended from time to time (the "PLAN"), and the Stock Option Award Agreement (the "OPTION AGREEMENT") attached hereto, as follows. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Notice.

         AWARD NUMBER:                      SO-138
                                            ------------------------------------

         DATE OF AWARD:                     October 17, 2007
                                            ------------------------------------

         VESTING COMMENCEMENT DATE:         October 10, 2007
                                            ------------------------------------

         EXERCISE PRICE PER SHARE:          $0.18
                                            ------------------------------------

         TOTAL NUMBER OF SHARES SUBJECT
                TO OPTION (THE "SHARES"):   250,000
                                            ------------------------------------

         TOTAL EXERCISE PRICE:              $45,000
                                            ------------------------------------

         TYPE OF OPTION:                             Incentive Stock Option
                                            -----

                                              X      Non-Qualified Stock Option
                                            -----

         EXPIRATION DATE: The 7-year anniversary of the Date of Award, unless terminated sooner in accordance with the terms of the Stock Option Award Agreement.

         POST-TERMINATION EXERCISE PERIOD: Three (3) Months

VESTING SCHEDULE: Subject to the Grantee's Continuous Service and other limitations set forth in this Notice, the Plan and the Option Agreement, the Option may be exercised, in whole or in part, in accordance with the following schedule:

         o 50,000 of the Shares subject to the Option shall be immediately vested.

         o 66,666 of the Shares subject to the Option shall vest on the 12-twelve month anniversary of the Vesting Commencement Date indicated above.

         o 66,667 of the Shares subject to the Option shall vest on the 24-twelve month anniversary of the Vesting Commencement Date indicated above.

         o 66,667 of the Shares subject to the Option shall vest on the 36-month anniversary of the Vesting Commencement Date indicated above.

         IN WITNESS WHEREOF, the Company and the Grantee have executed this Notice and agree that the Option is to be governed by the terms and conditions of this Notice, the Plan, and the Option Agreement.

                                         Integrated Healthcare Holdings, Inc.,
                                         a Nevada corporation

                                         By: /s/ Bruce Mogel
                                             -----------------------------------

                                         Title: Chief Executive Officer
                                                --------------------------------

         The Grantee acknowledges receipt of a copy of the Plan and the Option Agreement, and represents that he or she is familiar with the terms and provisions thereof, and hereby accepts the Option subject to all of the terms and provisions hereof and thereof. The Grantee has reviewed this Notice, the Plan and the Option Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Notice, and fully understands all provisions of this Notice, the Plan and the Option Agreement.

         The Grantee hereby agrees that all questions of interpretation and administration relating to this Notice, the Plan and the Option Agreement shall be resolved by the Committee in accordance with Section 12 of the Option Agreement. The Grantee further agrees to the venue selection and waiver of a jury trial in accordance with Section 13 of the Option Agreement. The Grantee further agrees to notify the Company upon any change in the residence address indicated on the first page of this Notice.

         BY ACCEPTING THE OPTION AND SIGNING BELOW, THE GRANTEE ACKNOWLEDGES AND AGREES THAT THIS AWARD AMENDS AND SUPERSEDES ANY PRIOR UNDERSTANDING OR AGREEMENT BETWEEN THE COMPANY AND THE GRANTEE WITH RESPECT TO THE GRANT OF STOCK OPTIONS. THIS AWARD SHALL BE THE SOLE GRANT OF STOCK OPTIONS TO THE GRANTEE UNLESS THE COMPANY CHOOSES TO MAKE ADDITIONAL GRANTS IN THE FUTURE IN ITS SOLE DISCRETION.

THE GRANTEE ACKNOWLEDGES AND AGREES THAT THE SHARES SUBJECT TO THE OPTION SHALL VEST, IF AT ALL, ONLY DURING THE PERIOD OF THE GRANTEE'S CONTINUOUS SERVICE (NOT THROUGH THE ACT OF BEING HIRED, BEING GRANTED THE OPTION OR ACQUIRING SHARES HEREUNDER). THE GRANTEE FURTHER ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS NOTICE, THE OPTION AGREEMENT, OR THE PLAN SHALL CONFER UPON THE GRANTEE ANY RIGHT WITH RESPECT TO FUTURE AWARDS OR CONTINUATION OF THE GRANTEE'S CONTINUOUS SERVICE, NOR SHALL IT INTERFERE IN ANY WAY WITH THE GRANTEE'S RIGHT OR THE RIGHT OF THE COMPANY OR RELATED ENTITY TO WHICH THE GRANTEE PROVIDES SERVICES TO TERMINATE THE GRANTEE'S CONTINUOUS SERVICE, WITH OR WITHOUT CAUSE, AND WITH OR WITHOUT NOTICE. THE GRANTEE ACKNOWLEDGES THAT UNLESS THE GRANTEE HAS A WRITTEN EMPLOYMENT AGREEMENT WITH THE COMPANY TO THE CONTRARY, THE GRANTEE'S STATUS IS AT WILL.



Dated: October 17, 2007                      Signed: /s/ William Thomas
       ----------------------                       ----------------------------
                                                    Grantee

                      INTEGRATED HEALTHCARE HOLDINGS, INC.

                            2006 STOCK INCENTIVE PLAN

                          STOCK OPTION AWARD AGREEMENT
                          ----------------------------

         1. GRANT OF OPTION. Integrated Healthcare Holdings, Inc., a Nevada corporation (the "COMPANY"), hereby grants to the Grantee (the "GRANTEE") named in the Notice of Stock Option Award (the "NOTICE"), an option (the "OPTION") to purchase the Total Number of Shares of Common Stock subject to the Option (the "SHARES") set forth in the Notice, at the Exercise Price per Share set forth in the Notice (the "EXERCISE PRICE") subject to the terms and provisions of the Notice, this Stock Option Award Agreement (the "OPTION AGREEMENT") and the Company's 2006 Stock Incentive Plan, as amended from time to time (the "PLAN"), which are incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Option Agreement.

         If designated in the Notice as an Incentive Stock Option, the Option is intended to qualify as an Incentive Stock Option as defined in Section 422 of the Code. However, notwithstanding such designation, the Option will qualify as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. The $100,000 limitation of Section 422(d) of the Code is calculated based on the aggregate Fair Market Value of the Shares subject to options designated as Incentive Stock Options which become exercisable for the first time by the Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company). For purposes of this calculation, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the shares subject to such options shall be determined as of the grant date of the relevant option.

         2. EXERCISE OF OPTION.

              (a) RIGHT TO EXERCISE. The Option shall be exercisable during its term in accordance with the Vesting Schedule set out in the Notice and with the applicable provisions of the Plan and this Option Agreement. The Option shall be subject to the provisions of the Plan and this Option Agreement regarding a Change in Control. The Grantee shall be subject to reasonable limitations on the number of requested exercises during any monthly or weekly period as determined by the Committee. In no event shall the Company issue fractional Shares.

              (b) METHOD OF EXERCISE. The Option shall be exercisable by delivery of an exercise notice (a form of which is attached as Exhibit A) or by such other procedure as specified from time to time by the Committee which shall state the election to exercise the Option, the whole number of Shares in respect of which the Option is being exercised, and such other provisions as may be required by the Committee. The exercise notice shall be delivered in person, by certified mail, or by such other method (including electronic transmission) as determined from time to time by the Committee to the Company accompanied by payment of the Exercise Price and all applicable income and employment taxes required to be withheld. The Option shall be deemed to be exercised upon receipt by the Company of such notice accompanied by the Exercise Price all applicable withholding taxes, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 3(d), below to the extent such procedure is available to the Grantee at the time of exercise and such an exercise would not violate any Applicable Law.

              (c) TAXES. The Company shall withhold all applicable taxes required by law from all amounts paid in respect of the Option. A Participant may satisfy the tax obligation with respect to the Option (i) by paying the amount of any such taxes in cash or check (subject to collection), (ii) by the delivery (or attestation of ownership) of shares of Stock or (iii) with the approval of the Committee, by having shares of Stock deducted from the payment. Alternatively, the Participant may satisfy such obligation by authorizing the simultaneous sale of Shares (or a sufficient portion thereof) acquired upon exercise through a brokerage or similar arrangement approved in advance by the Committee. The amount of the withholding and, if applicable, the number of shares of Stock to be delivered or deducted, as the case may be, shall be determined by the Committee as of when the withholding is required to be made, provided that the number of shares of Stock so withheld shall not exceed the minimum required amount of such withholding.

              (d) RESTRICTIONS ON EXERCISE. The Option may not be exercised if the issuance of the Shares subject to the Option upon such exercise would constitute a violation of any Applicable Law. In addition, the Option may not be exercised until such time as the Plan has been approved by the stockholders of the Company. If the exercise of the Option within the applicable time periods set forth in Section 5, 6 and 7 of this Option Agreement is prevented by the provisions of this Section 4, the Option shall remain exercisable until one (1) month after the date the Grantee is notified by the Company that the Option is exercisable, but in any event no later than the Expiration Date set forth in the Notice.

         3. METHOD OF PAYMENT. Payment of the Exercise Price shall be made by any of the following, or a combination thereof, at the election of the Grantee; provided, however, that such exercise method does not then violate any Applicable Law :

              (a) cash;

              (b) check;

              (c) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Committee may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate Exercise Price of the Shares as to which the Option is being exercised;

              (d) payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (i) shall provide written instructions to a Company-designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (ii) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

         4. TERMINATION OR CHANGE OF CONTINUOUS SERVICE. In the event the Grantee's Continuous Service terminates, other than for CAUSE, the Grantee may, but only during the Post-Termination Exercise Period, exercise the portion of the Option that was vested at the date of such termination (the "TERMINATION DATE"). The Post-Termination Exercise Period shall commence on the Termination Date. In the event of termination of the Grantee's Continuous Service for Cause, the Grantee's right to exercise the Option shall, except as otherwise determined by the Committee, terminate concurrently with the termination of the Grantee's Continuous Service (also the "TERMINATION DATE"). In no event, however, shall the Option be exercised later than the Expiration Date set forth in the Notice. In the event of the Grantee's change in status from Employee, Director or Consultant to any other status of Employee, Director or Consultant, the Option shall remain in effect and the Option shall continue to vest in accordance with the Vesting Schedule set forth in the Notice; provided, however, that with respect to any Incentive Stock Option that shall remain in effect after a change in status from Employee to Director or Consultant, such Incentive Stock Option shall cease to be treated as an Incentive Stock Option and shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following such change in status. Except as provided in Sections 5 and 6 below, to the extent that the Option was unvested on the Termination Date, or if the Grantee does not exercise the vested portion of the Option within the Post-Termination Exercise Period, the Option shall terminate.

         5. DISABILITY OF GRANTEE. In the event the Grantee's Continuous Service terminates as a result of his or her Disability, the Grantee may, but only within twelve (12) months commencing on the Termination Date (but in no event later than the Expiration Date), exercise the portion of the Option that was vested on the Termination Date; provided, however, that if such Disability is not a "disability" as such term is defined in Section 22(e)(3) of the Code and the Option is an Incentive Stock Option, such Incentive Stock Option shall cease to be treated as an Incentive Stock Option and shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the Termination Date. To the extent that the Option was unvested on the Termination Date, or if the Grantee does not exercise the vested portion of the Option within the time specified herein, the Option shall terminate. Section 22(e)(3) of the Code provides that an individual is permanently and totally disabled if he or she is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

         6. DEATH OF GRANTEE. In the event of the termination of the Grantee's Continuous Service as a result of his or her death, or in the event of the Grantee's death during the Post-Termination Exercise Period or during the twelve
(12) month period following the Grantee's termination of Continuous Service as a result of his or her Disability, the person who acquired the right to exercise the Option pursuant to Section 7 may exercise the portion of the Option that was vested at the date of termination within twelve (12) months commencing on the date of death (but in no event later than the Expiration Date). To the extent that the Option was unvested on the date of death, or if the vested portion of the Option is not exercised within the time specified herein, the Option shall terminate.

         7. TRANSFERABILITY OF OPTION. The Option, if an Incentive Stock Option, may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the Grantee only by the Grantee. The Option, if a Non-Qualified Stock Option, may not be transferred in any manner other than by will or by the laws of descent and distribution, provided, however, that a Non-Qualified Stock Option may be transferred during the lifetime of the Grantee to the extent and in the manner authorized by the Committee. Notwithstanding the foregoing, the Grantee may designate one or more beneficiaries of the Grantee's Incentive Stock Option or Non-Qualified Stock Option in the event of the Grantee's death on a beneficiary designation form provided by the Committee. Following the death of the Grantee, the Option, to the extent provided in Section 6, may be exercised (a) by the person or persons designated under the deceased Grantee's beneficiary designation or (b) in the absence of an effectively designated beneficiary, by the Grantee's legal representative or by any person empowered to do so under the deceased Grantee's will or under the then applicable laws of descent and distribution. The terms of the Option shall be binding upon the executors, administrators, heirs, successors and transferees of the Grantee.

         8. TERM OF OPTION. The Option must be exercised no later than the Expiration Date set forth in the Notice or such earlier date as otherwise provided herein. After the Expiration Date or such earlier date, the Option shall be of no further force or effect and may not be exercised.

         9. CHANGE IN CONTROL.

              (a) ADDITIONAL DEFINITIONS: The following definitions shall apply in the event of a Change in Control:

                   (i) "ASSUMED" means that, pursuant to a Change in Control, either (i) the Award is affirmed by the Company (either expressly or by operation of law) or (ii) the contractual obligations represented by the Award are assumed (either expressly or by operation of law) by the successor entity or its Parent in connection with the Change in Control with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which at least preserves the compensation element of the Award existing at the time of the Change in Control as determined in accordance with the instruments evidencing the agreement to assume the Award.

                   (ii) "GOOD REASON" means the occurrence after a Change in Control of any of the following events or conditions unless consented to by the Grantee (and the Grantee shall be deemed to have consented to any such event or condition unless the Grantee provides written notice of the Grantee's non-acquiescence within 30 days of the effective time of such event or condition):

                          (A) a change in the Grantee's responsibilities or
duties which represents a material and substantial diminution in the Grantee's responsibilities or duties as in effect immediately preceding the consummation of a Change in Control;

                          (B) a reduction in the Grantee's base salary to a
level below that in effect at any time within six (6) months preceding the consummation of a Change in Control or at any time thereafter; or

                          (C) requiring the Grantee to be based at a location
more than 50 miles from the Grantee's job location immediately prior to the Change in Control, unless such job location, as relocated, is closer to the Employee's then principal residence than the Grantee's job location immediately prior to the Change in Control and except for reasonably required travel on business which is not materially greater than such travel requirements prior to the Change in Control.

                   (iii) "REPLACED" means that, pursuant to a Change in Control, the Award is replaced with a comparable stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Change in Control and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Committee and its determination shall be final, binding and conclusive.

              (b) TREATMENT UPON A CHANGE IN CONTROL.

                   (i) Effective upon the consummation of a Change in Control, all outstanding Awards that are not Assumed or Replaced shall be cashed out for cash or other consideration, as determined by the Committee as of the date of the Change in Control.

                   (ii) Grantee's Award (if Assumed) or replacement Award (if Replaced) shall automatically become fully vested, exercisable and payable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at fair market value) for all of the Shares or cash at the time represented by such Assumed or Replaced portion of the Award immediately upon termination of such Grantee's Continuous Service provided such Continuous Service is terminated by the successor company or the Company without Cause or voluntarily by the Grantee with Good Reason within twenty-four (24) months after the Change in Control.

                   (iii) Any Incentive Stock Option, the vesting of which is accelerated hereunder in connection with a Change in Control, shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the excess Options shall be treated as Non-Qualified Stock Options.

         10. ENTIRE AGREEMENT: GOVERNING LAW. The Notice, the Plan and this Option Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Grantee with respect to the subject matter hereof, and may not be modified adversely to the Grantee's interest except by means of a writing signed by the Company and the Grantee. Nothing in the Notice, the Plan and this Option Agreement (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties. The Notice, the Plan and this Option Agreement are to be construed in accordance with and governed by the internal laws of the State of California without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties. Should any provision of the Notice, the Plan or this Option Agreement be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

         11. CONSTRUCTION. The captions used in the Notice and this Option Agreement are inserted for convenience and shall not be deemed a part of the Option for construction or interpretation. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

         12. ADMINISTRATION AND INTERPRETATION. Any question or dispute regarding the administration or interpretation of the Notice, the Plan or this Option Agreement shall be submitted by the Grantee or by the Company to the Committee. The resolution of such question or dispute by the Committee shall be final and binding on all persons.

         13. VENUE AND WAIVER OF JURY TRIAL. The Company, the Grantee, and the Grantee's assignees pursuant to Section 7 (the "parties") agree that any suit, action, or proceeding arising out of or relating to the Notice, the Plan or this Option Agreement shall be brought in the United States District Court for the Central District of California (or should such court lack jurisdiction to hear such action, suit or proceeding, in a California state court in the County of Orange) and that the parties shall submit to the jurisdiction of such court. The parties irrevocably waive, to the fullest extent permitted by law, any objection the party may have to the laying of venue for any such suit, action or proceeding brought in such court. THE PARTIES ALSO EXPRESSLY WAIVE ANY RIGHT THEY HAVE OR MAY HAVE TO A JURY TRIAL OF ANY SUCH SUIT, ACTION OR PROCEEDING. If any one or more provisions of this Section 14 shall for any reason be held invalid or unenforceable, it is the specific intent of the parties that such provisions shall be modified to the minimum extent necessary to make it or its application valid and enforceable.

         14. NOTICES. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown in these instruments, or to such other address as such party may designate in writing from time to time to the other party.

         15. FINANCIAL STATEMENTS. The Company shall provide to the Grantee, during the period the Option is outstanding, copies of financial statements of the Company at least annually.

                                    EXHIBIT A
                                    ---------

                      INTEGRATED HEALTHCARE HOLDINGS, INC.

                            2006 STOCK INCENTIVE PLAN

                                 EXERCISE NOTICE
                                 ---------------

1301 N. Tustin Ave.
Santa Ana, CA  92705
ATTENTION: Corporate Secretary

         1. EXERCISE OF OPTION. Effective as of today, __________________, the undersigned (the "Grantee") hereby elects to exercise the Grantee's option to purchase ___________ shares of the Common Stock (the "Shares") of Integrated Healthcare Holdings, Inc. (the "Company") under and pursuant to the Company's 2006 Stock Incentive Plan, as amended from time to time (the "Plan") and the [ ] Incentive [ ] Non-Qualified Stock Option Award Agreement (the "Option Agreement") and Notice of Stock Option Award (the "Notice") dated __________________. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Exercise Notice.

         2. REPRESENTATIONS OF THE GRANTEE. The Grantee acknowledges that the Grantee has received, read and understood the Notice, the Plan and the Option Agreement and agrees to abide by and be bound by their terms and conditions.

         3. RIGHTS AS STOCKHOLDER. Until the stock certificate evidencing such Shares is issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in the Plan.

         4. DELIVERY OF PAYMENT. The Grantee herewith delivers to the Company the full Exercise Price for the Shares, which, to the extent selected, shall be deemed to be satisfied by use of the broker-dealer sale and remittance procedure to pay the Exercise Price provided in Section 3(d) of the Option Agreement.

         5. TAX CONSULTATION. The Grantee understands that the Grantee may suffer adverse tax consequences as a result of the Grantee's purchase or disposition of the Shares. The Grantee represents that the Grantee has consulted with any tax consultants the Grantee deems advisable in connection with the purchase or disposition of the Shares and that the Grantee is not relying on the Company for any tax advice.

         6. TAXES. The Grantee agrees to satisfy all applicable foreign, federal, state and local income and employment tax withholding obligations and herewith delivers to the Company the full amount of such obligations or has made arrangements acceptable to the Company to satisfy such obligations. If the Company is required to satisfy any foreign, federal, state or local income or employment tax withholding obligations as a result of such an early disposition, the Grantee agrees to satisfy the amount of such withholding in a manner that the Committee prescribes.

         7. SUCCESSORS AND ASSIGNS. The Company may assign any of its rights under this Exercise Notice to single or multiple assignees, and this agreement shall inure to the benefit of the successors and assigns of the Company. This Exercise Notice shall be binding upon the Grantee and his or her heirs, executors, Committees, successors and assigns.

         8. CONSTRUCTION. The captions used in this Exercise Notice are inserted for convenience and shall not be deemed a part of this agreement for construction or interpretation. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

         9. ADMINISTRATION AND INTERPRETATION. The Grantee hereby agrees that any question or dispute regarding the administration or interpretation of this Exercise Notice shall be submitted by the Grantee or by the Company to the Committee. The resolution of such question or dispute by the Committee shall be final and binding on all persons.

         10. GOVERNING LAW; SEVERABILITY. This Exercise Notice is to be construed in accordance with and governed by the internal laws of the State of California without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of California to the rights and duties of the parties. Should any provision of this Exercise Notice be determined by a court of law to be illegal or unenforceable, such provision shall be enforced to the fullest extent allowed by law and the other provisions shall nevertheless remain effective and shall remain enforceable.

         11. NOTICES. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery, upon deposit for delivery by an internationally recognized express mail courier service or upon deposit in the United States mail by certified mail (if the parties are within the United States), with postage and fees prepaid, addressed to the other party at its address as shown below beneath its signature, or to such other address as such party may designate in writing from time to time to the other party.

         12. FURTHER INSTRUMENTS. The parties agree to execute such further instruments and to take such further action as may be reasonably necessary to carry out the purposes and intent of this agreement.

         13. ENTIRE AGREEMENT. The Notice, the Plan and the Option Agreement are incorporated herein by reference and together with this Exercise Notice constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and the Grantee with respect to the subject matter hereof, and may not be modified adversely to the Grantee's interest except by means of a writing signed by the Company and the Grantee. Nothing in the Notice, the Plan, the Option Agreement and this Exercise Notice (except as expressly provided therein) is intended to confer any rights or remedies on any persons other than the parties.

SUBMITTED BY:                              ACCEPTED BY:
------------                               -----------

GRANTEE:                                   INTEGRATED HEALTHCARE HOLDINGS, INC.:

                                           By:
--------------------------------------         ---------------------------------
             (Signature)
                                           Title:
                                                  ------------------------------


ADDRESS:                                   ADDRESS:
-------                                    -------

                                           1301 N. Tustin Ave.
--------------------------------------     Santa Ana, CA  92705

--------------------------------------

EXHIBIT 7

                           PROXY TERMINATION AGREEMENT

         THIS PROXY TERMINATION AGREEMENT (this "TERMINATION AGREEMENT") is entered into as of November 4, 2008 by and between William E. Thomas ("GRANTOR") and Bruce Mogel ("GRANTEE"). Capitalized terms used in this Termination Agreement and not otherwise defined herein shall have the meanings set forth in the Irrevocable Proxy, dated as of July 2, 2007, between Grantor and Grantee, as amended by that certain Amendment No. 1 to Irrevocable Proxy dated as of July 11, 2007 (as so amended, the "PROXY"). All references to "Sections" herein shall, unless otherwise stated, refer to Sections of the Proxy.

         WHEREAS, pursuant to the Proxy, Grantor granted to Grantee the right to vote Grantor's Shares and other shares of capital stock of the Company issued or issuable in the future to Grantor;

         WHEREAS, Grantee, who currently serves as President, Chief Executive Officer and director of the Company, will resign all positions from the Company pursuant to that certain Resignation Agreement and General Release between Grantee and the Company dated of even date hereof (the "RESIGNATION AGREEMENT");

         WHEREAS, in connection with the Resignation Agreement, Grantee has agreed to terminate the Proxy; and

         WHEREAS, Section 3 of the Proxy provides that the Proxy may be terminated by written agreement of each of the parties thereto.

         NOW, THEREFORE, in consideration of the terms and conditions stated herein, and for good and valuable consideration, the receipt of which is hereby acknowledged, Grantor and Grantee agree as follows:

         A. TERMINATION OF PROXY.

         Effective as of the date hereof, the Proxy shall terminate and be of no further force or effect, and Grantee shall promptly return all originally signed copies of the Proxy to Grantor. After the date hereof, Grantee shall not vote or attempt to vote or exercise any other rights with respect to the Shares or any other shares of capital stock of the Company held by Grantor.

         B. MISCELLANEOUS.

              1. FURTHER ASSURANCES. Each party hereto agrees to execute all such further documents and instruments and to do all such further things as the other party may reasonably request in order to give effect to and to consummate the transactions contemplated hereby.

              2. ENTIRE AGREEMENT. This Termination Agreement, together with the Proxy, constitute the entire understanding and agreement between the parties relating to the subject matter hereof, and there are no other written or oral terms, agreements, representations or understandings relating hereto. This Termination Agreement may only be modified or amended by a writing signed by the parties after the date hereof.

              3. SEVERABILITY. If any provision of this Termination Agreement is held to be invalid, void or unenforceable, all other provisions shall remain valid and be enforced and construed as if such invalid provision was never part of this Termination Agreement.

              4. CHOICE OF LAW. This Termination Agreement and all rights and obligations hereunder, including, but not limited to, matters of construction, validity and performance, shall be governed by and construed in accordance with the laws of the State of Nevada.

              5. DELIVERY BY FACSIMILE AND ELECTRONIC MAIL. This Termination Agreement and any signed agreement or instrument entered into in connection herewith, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or electronic mail, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation of a contract and each such party forever waives any such defense, except to the extent such defense related to lack of authenticity.

              6. COUNTERPARTS. This Termination Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together constitute but one Termination Agreement.





                           [Signature Page to Follow]

         IN WITNESS WHEREOF, the parties hereto have caused this Proxy Termination Agreement to be duly executed as of the date first written above.


                                    GRANTOR:


                                    /s/ WILLIAM E. THOMAS
                                    --------------------------------------------
                                    William E. Thomas


                                    GRANTEE:


                                    /s/ BRUCE MOGEL
                                    --------------------------------------------
                                    Bruce Mogel




          Signature Page to Proxy Termination Agreement (Thomas-Mogel)